SCHEDULE A

Item 2. The name, principal occupation, and citizenship of each of the Covered Persons are set forth below.

Name	Present Principal Occupation	Citizenship
Imperial Capital Group Holdings, LLC	Majority owner of ICAM and Managing Member of ICGH2	Delaware limited liability company
Randall Wooster	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC	United States of America
Jason Reese	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC; Item 2(c) is incorporated herein by reference	United States of America

Items 3 – 6. Except through their relationship with ICAM, Long Ball and ICGH2 or as otherwise set forth in Items 3 to 6 of this Schedule 13D, none of the Covered Persons beneficially owns any securities of the Issuer or has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.